SUBJECT TO COMPLETION
             PRELIMINARY PROSPECTUS SUPPLEMENT DATED JUNE 26, 1997


PROSPECTUS SUPPLEMENT
(To Prospectus dated May 30, 1997)


                                  $150,000,000
                     Health and Retirement Properties Trust
                     Remarketed Reset Notes due July  , 2007

                                  -----------


     Health and Retirement Properties Trust (the "Company" or "HRP") is hereby offering (the "Offering") $150,000,000 aggregate principal amount of Remarketed
Reset Notes due July   , 2007 (the "Notes"). The Company is a real estate
investment trust (a "REIT") which invests primarily in retirement communities, assisted living centers, long-term care facilities and other income producing health care related real estate and in office buildings leased to various agencies of the United States Government.

     During the one-year period ending July   , 1998 (the "Initial Spread
Period"), the interest rate on the Notes will be reset quarterly, and will equal LIBOR plus the applicable Spread. The Spread during the Initial Spread
Period is    %. After the Initial Spread Period, the character and duration of the interest rate on the Notes will be agreed to by the Company and the Remarketing Underwriter on each applicable Duration/Mode Determination Date and the Spread will be agreed to by the Company and the Remarketing Underwriter on the corresponding Spread Determination Date. Interest on the Notes during each Subsequent Spread Period shall be payable, as applicable, either (i) at a floating interest rate (such Notes being in the "Floating Rate Mode", and such interest rate being a "Floating Rate") or (ii) at a fixed interest rate (such Notes being in the "Fixed Rate Mode" and such interest rate being a "Fixed Rate"), in each case as determined by the Remarketing Underwriter and the Company in accordance with a Remarketing Agreement between the Remarketing Underwriter and the Company (the "Remarketing Agreement").

                                                        (continued on next page)

                                   -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   -----------

     The Notes will be sold to the public at varying prices to be determined by the Underwriter at the time of each sale. The net proceeds to the Company,
before deducting expenses payable by the Company (estimated to be $          ),
will be      % of the principal amount of the Notes sold and the aggregate net
proceeds will be $          . For further information with respect to the plan
of distribution and any discounts, commissions or profits on resales of Notes that may be deemed underwriting discounts or commissions, see "Underwriting."

     The Notes are offered by the Underwriter, subject to prior sale, when, as and if issued by the Company and delivered to and accepted by the Underwriter, subject to approval of certain legal matters by counsel for the Underwriter and subject to certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Global Note will be made in book-entry form
through the facilities of DTC in New York, New York on or about July   , 1997.

                                   -----------

                              Merrill Lynch & Co.

                                   -----------

            The date of this Prospectus Supplement is July  , 1997.


THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT AND PROSPECTIVE PURCHASERS ARE REFERRED TO THE PROSPECTUS SUPPLEMENT FOR DEFINITIVE INFORMATION ON ANY MATTER CONTAINED HEREIN. THIS PRELIMINARY PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL OR UNAUTHORIZED.

(continued from previous page)

     After the Initial Spread Period, the Spread applicable to each Subsequent Spread Period will be determined on each subsequent Spread Determination Date which precedes the beginning of the corresponding Subsequent Spread Period, pursuant to agreement between the Company and the Remarketing Underwriter (except as otherwise provided below), and the interest rate mode used for each Subsequent Spread Period may be a Floating Rate Mode or a Fixed Rate Mode, at the discretion of the Company and the Remarketing Underwriter. If the Company and the Remarketing Underwriter are unable to agree on the Spread, (1) the Subsequent Spread Period will be one year, (2) the Notes will be reset to the Floating Rate Mode, (3) the Spread for such Subsequent Spread Period will be the Alternate Spread and (4) the Notes will be redeemable at the option of the Company, in whole or in part, upon at least five Business Days' notice given by no later than the fifth Business Day after the relevant Spread Determination Date, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest to the redemption date, except that the Notes may not be redeemed prior to the Tender Date, as defined herein. During the Initial Spread Period, interest on the Notes will be payable quarterly in
arrears on October   , 1997, January   , 1998, April   , 1998 and July   , 1998
(or, if not a Business Day, on the next succeeding Business Day except as described herein). After the Initial Spread Period, (i) if the Notes are in the Floating Rate Mode, interest on the Notes will be payable, unless otherwise specified on the applicable Duration/Mode Determination Date, quarterly in
arrears on each January   , April   , July    and October   , during the
applicable Subsequent Spread Period, or (ii) if the Notes are in the Fixed Rate Mode, interest on the Notes will be payable, unless otherwise specified on the applicable Duration/Mode Determination Date, semiannually in arrears on each
January    and July    during the applicable Subsequent Spread Period.
"Interest Payment Dates" as used herein shall mean any date interest is paid on the Notes. See "Description of the Notes."

     The Notes are not redeemable prior to July   , 1998. Thereafter, the Notes
may be redeemable, at the option of the Company, on those Interest Payment Dates that are specified as redemption dates by the Company on the applicable Duration/Mode Determination Date, in whole or in part, upon notice thereof given at any time during the 45 calendar day period ending on the tenth calendar day prior to the redemption date (provided that notice of any partial redemption must be given to the Noteholders at least 15 calendar days prior to the redemption date), in accordance with the redemption type selected on the Duration/Mode Determination Date. Unless previously redeemed, the Notes will
mature on July   , 2007. See "Description of the Notes--Redemption of the
Notes."

     The Notes will be represented by a single Global Note registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interest in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued.

     If the Company and the Remarketing Underwriter agree on the Spread with respect to any Subsequent Spread Period, each Note may be tendered to the Remarketing Underwriter for purchase from the tendering Noteholder at 100% of its principal amount and for remarketing by the Remarketing Underwriter on the date immediately following the end of each Subsequent Spread Period (the "Tender Date"). In the case of the Initial Spread Period, the Notes may be
tendered on July   , 1998. Notice of a beneficial owner's election to tender to the Remarketing Underwriter must be received by the Remarketing Underwriter during the five calendar day period ending at 5:00 p.m., New York City time, on the fifth calendar day following the relevant Spread Determination Date. The obligation of the Remarketing Underwriter to purchase tendered Notes from the tendering Noteholders will be subject to certain conditions and termination events customary in the Company's public offerings. If the Remarketing Underwriter does not purchase all tendered notes on the relevant Tender Date,
(1) all tender notices relating thereto will be null and void, (2) the Subsequent Spread Period will be one year, (3) the Notes will be reset to the Floating Rate Mode, (4) the Spread for such Subsequent Spread Period will be the Alternate Spread and (5) the Notes will be redeemable at the option of the Company, in whole or in part, upon at least ten Business Days' notice given by no later than the fifth Business Day following the relevant Tender Date, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest to the redemption date. No beneficial owner of any Note shall have any rights or claims against the Company or the Remarketing Underwriter as a result of the Remarketing Underwriter not purchasing such Notes, except as provided in clause (4) of the preceding sentence. See "Description of the Notes--Tender at Option of Beneficial Owners."

     THE UNDERWRITER MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING TRANSACTIONS AND THE PURCHASE OF NOTES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING" HEREIN.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus dated May 30, 1997 (the "Prospectus"). References in this Prospectus Supplement to the "Company" or "HRP" include consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, the information contained in this Prospectus Supplement assumes that all transactions described below in "Recent Developments" have been completed.


                                  THE COMPANY

     The Company is one of the largest publicly traded REITs in the United States with an equity market capitalization of over $1.8 billion at June 23, 1997. The Company has investments in 227 properties located in 32 states and the District of Columbia. The Company principally invests in healthcare related real estate including retirement housing and assisted living properties, nursing homes, medical office buildings and clinics and medical facilities where rehabilitation and other specialty health services are provided. In addition, approximately 24% of the Company's assets, at cost, are in office buildings leased to the U.S. Government and 5% is an equity investment in Hospitality Properties Trust ("HPT"), a NYSE-listed REIT formed by the Company which invests in hotels.


[PIE CHART]

                       HRP Portfolio by Type of Property
                             (dollars in millions)


Long Term Care                    $361    19%
Retirement Assisted Living        $453    24%
U.S. Government Leased Offices    $447    24%
Equity Investment in HPT          $100     5%
Specialty Health Services         $174    10%
Medical Office/Clinic Buildings   $340    18%

[/PIE CHART]

     Since it was formed in 1986, the Company has been conservatively capitalized with debt. At June 23, 1997, the Company's total debt of $509 million (including $212 million of subordinated convertible debentures) constituted only 22% of total market capitalization. Partly as a result of this conservative financial structure, since 1994 the Company's outstanding unsecured senior debt has been rated investment grade by Standard & Poor's Ratings Services, Moody's Investors Service, Inc. and Fitch Investors Service, L.P.

[TABULAR REPRESENTATION OF BAR CHART]

                               HRP Debt Leverage
                             (dollars in millions)


                                                                                                                           As of
                                                                                                                         June 23,
                              1986    1987    1988    1989    1990    1991    1992    1993    1994     1995      1996      1997


Total Market Capitalization   $66     $143    $155    $224    $285    $488    $470    $724    $984     $1,337    $1,780   $2,323
Total Debt                    $ 0     $ 62    $ 70    $ 70    $126    $103    $139    $ 73    $217     $  270    $  492   $  509


     The Company's ability to pay debt service depends in part upon the Company's receipt of rents from its tenants. The Company believes it has one of the financially strongest groupings of tenants among all REITs. Approximately 83%, at cost, of the Company's properties are leased to tenants which are either publicly owned or investment grade rated. Approximately 46%, at cost, of the Company's properties are leased to investment grade rated tenants, including the U.S. Government, Marriott International, Inc. ("Marriott") and several large not-for-profit healthcare providers.


[PIE CHART]

                                  HRP Tenants
                             (dollars in millions)


Marriott International             $326      17%
U.S. Government*                   $462      25%
Investment Grade Not-For-Profits   $69        4%
Hospitality Properties Trust       $100       5%
Private Companies                  $314      17%
Other Public Companies             $604      32%
  Horizon/CMS
  GranCare
  Community Care of America
  Sun Healthcare
  Alliance Pharmaceutical
  Multicare Companies
  Neurocrine Biosciences
  Behring Diagnostics**
  Brookdale Living Communities
  Greenbriar Corporation
  Corvas International
  Lab Corp. of America
  Canji**
  ARV Assisted Living
  Unilab
  Integrated Health Services
  Vencor


------------
*  Includes U.S. Government leased offices plus one VA Clinic.
** Behring Diagnostics, Inc. is a subsidiary of Hoechst AG;
   Canji, Inc. is a subsidiary of Schering-Plough Corporation.

[/PIE CHART]


     The Company believes that its flexible and conservative financing policy has assisted its access to the capital markets on favorable terms and will facilitate its growth. The following table compares the Company's pro forma financial ratios to the principal financial covenants relating to the Notes.


                                                                             Required          Company Pro Forma
Description of Covenant                                                        Ratio           at March 31, 1997
----------------------------------------------------------------------    ------------------   ------------------
Debt/Adjusted Total Assets  ...........................................   no more than 60%             22%
Secured Debt/Adjusted Total Assets   ..................................   no more than 40%              2%
Consolidated Income Available for Debt Service/Annual Service Charge ..     at least 1.5x             4.9x
Total Unencumbered Assets/Unsecured Debt   ............................     at least 200%             437%

                                 THE OFFERING


     All capitalized terms used herein and not defined herein have the meanings provided in "Description of the Notes." For a more complete description of the terms of the Notes specified in the following summary, see "Description of the Notes" herein and "Description of Debt Securities" in the accompanying Prospectus.


 Securities Offered    .........   $                aggregate principal amount of Remarketed
                                   Reset Notes due July   , 2007.
 Maturity  .....................   The Notes will mature on July   , 2007, unless previously
                                   redeemed.
 Interest Payment Dates   ......   During the Initial Spread Period, interest on the Notes will be
                                   payable quarterly in arrears on October   , 1997, January   ,
                                   1998, April   , 1998 and July   , 1998. During the Initial Spread
                                   Period, the interest rate on the Notes will be reset quarterly. After the Initial Spread Period, interest on the Notes will be payable in
                                   arrears (i) on each January   , April   , July    and October
                                   during the Subsequent Spread Period in the case of Notes in the
                                   Floating Rate Mode or (ii) on each January    and July    during
                                   the Subsequent Spread Period in the case of Notes in the Fixed
                                   Rate Mode, in either case unless otherwise specified by the
                                   Company and the Remarketing Underwriter on the applicable
                                   Duration/Mode Determination Date in connection with the
                                   establishment of each Subsequent Spread Period. See
                                   "Description of the Notes."
 Ranking   .....................   The Notes will be senior unsecured obligations of the Company and will rank equally with the Company's other unsecured and unsubordinated indebtedness. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the
                                   Company and to indebtedness and other liabilities of any
                                   subsidiary of the Company. See "Capitalization."
 Redemption   ..................   The Notes may not be redeemed by the Company prior to July   ,
                                   1998. On that date and on any redemption date agreed to by the
                                   Company and the Remarketing Underwriter, as selected on each
                                   Duration/Mode Determination Date, the Notes may be redeemed at the option of the Company, as described herein. The Notes also may be redeemed at the option of the Company under certain circumstances, as described herein. See "Description of the
                                   Notes--Tender at Option of Beneficial Owners" and
                                   "--Redemption of the Notes."
 Use of Proceeds    ............   The net proceeds to the Company of approximately $149.2
                                   million from the sale of the Notes will be used to repay all of the
                                   $125 million outstanding principal amount of the Company's
                                   Floating Rate Senior Notes, Series B, due 1999 and to reduce indebtedness outstanding under the Company's $250 million
                                   unsecured revolving credit facility. See "Use of Proceeds."

 Limitations on Incurrence of Debt   .... The Notes will contain various covenants including the following:
                                          (1) Neither the Company nor any Subsidiary (as defined) may incur any Debt (as defined) if, after giving effect thereto, the aggregate principal amount of all outstanding Debt of the
                                              Company and its Subsidiaries on a consolidated basis is
                                              greater than 60% of the sum ("Adjusted Total Assets") of (i)
                                              the Total Assets (as defined) of the Company and its
                                              Subsidiaries as of the end of the most recent calendar quarter and (ii) the purchase price of any real estate assets or
                                              mortgages receivable acquired, and the amount of any
                                              securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or
                                              mortgages receivable or used to reduce Debt), by the
                                              Company or any Subsidiary since the end of such calendar
                                              quarter, including those proceeds obtained in connection
                                              with the incurrence of such additional Debt. On a pro forma basis, Debt would have been 22% of Adjusted Total Assets
                                              as of March 31, 1997.
                                          (2) Neither the Company nor any Subsidiary may incur any
                                              Secured Debt if, after giving effect thereto, the aggregate principal amount of all outstanding Secured Debt of the
                                              company and its Subsidiaries on a consolidated basis is
                                              greater than 40% of the Company's Adjusted Total Assets.
                                              On a pro forma basis, Secured Debt would have been 2%
                                              of Adjusted Total Assets as of March 31, 1997.
                                          (3) Neither the Company nor any Subsidiary may incur any
                                              Debt, if, after giving effect thereto, the ratio of Consolidated
                                              Income Available for Debt Service (as defined) to the Annual
                                              Service Charge (as defined) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than
                                              1.5x on a pro forma basis after giving effect to certain
                                              assumptions. On a pro forma basis, the Consolidated Income
                                              Available for Debt Service would have been 4.9x the Annual
                                              Service Charge for the 12 months ended March 31, 1997.
                                          (4) The Company and its Subsidiaries will maintain Total
                                              Unencumbered Assets of not less than 200% of the
                                              aggregate outstanding principal amount of the Unsecured
                                              Debt (as defined) of the Company and its Subsidiaries on a consolidated basis. On a pro forma basis, Total
                                              Unencumbered Assets would have been 437% of the
                                              aggregate outstanding principal amount of Unsecured Debt
                                              as of March 31, 1997.

                                              For a more complete description of the terms and definitions used in the foregoing summary of Limitations on Incurrence of Debt, see "Description of the Notes--Certain Covenants."

            SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following table sets forth certain financial information with respect to the Company which is derived from the audited and unaudited financial statements of the Company incorporated herein by reference and should be read in conjunction with those financial statements and the accompanying footnotes. All amounts in the table below are in thousands, except per share amounts.


                                                                                                Three Months Ended
                                                 Year Ended December 31,                             March 31,
                                ---------------------------------------------------------- -----------------------------
                                  1992       1993       1994        1995         1996          1996           1997
                                ---------- ---------- ---------- ----------- ------------- ------------- ---------------
Operating Data:
 Rental income                  $ 43,029   $ 46,069   $ 63,856     $  90,246 $    98,039    $   23,682     $      30,679
 Interest income                   5,706     10,416     22,827        23,076      22,144         4,798             5,205
  Total revenues                  48,735     56,485     86,683       113,322     120,183        28,480            35,884
 Net income(1)                    27,243     33,417     49,919        64,236      73,254        15,769            19,399
  Dividends(2)                    33,079     44,869     76,317        83,954      94,299        23,158            35,532
Per Share:
 Net income(1)                      1.02        .97        .95          1.08        1.11           .24               .27
  Dividends(2)                      1.26       1.30       1.33          1.38        1.42           .35               .36
 Average Shares outstanding       26,760     34,407     52,738        59,227      66,255        66,155            71,905
Other Data:(3)
 Funds From Operations          $ 35,365   $ 46,566   $ 71,851     $  84,638 $    99,106    $   24,161     $      27,030
 FFO per share                      1.32       1.35       1.36          1.43        1.50           .37               .38
 FFO per share, fully diluted       1.32       1.35       1.36          1.43        1.49           .37               .37

                                                Year Ended December 31,                            March 31, 1997
                                ----------------------------------------------------------  ----------------------------
                                                                                                               As
Balance Sheet Data:               1992       1993       1994        1995        1996         Actual         Adjusted(4)
                                ---------  ---------  ---------   ---------- ------------  ----------     --------------
 Real estate properties, net    $310,882   $349,842   $633,513     $ 722,356 $   928,818    $1,319,918     $   1,319,918
 Real estate mortgages, net       47,173    157,281    133,477       141,307     150,205       146,508           146,508
 Total assets                    374,468    527,662    840,206       999,677   1,229,522     1,679,377         1,678,745
 Total borrowings                138,500     73,000    216,513       269,759     492,175       363,757           389,311
 Total shareholders' equity      228,301    441,135    602,039       685,592     708,048     1,240,849         1,239,588

----------------
(1) Includes, as an extraordinary charge, the write-off of deferred finance charges resulting from the prepayment of debt of $4.3 million ($.13 per share), $2.0 million ($.04 per share), $3.9 million ($.05 per share), $2.4 million ($.04 per share) for the years 1993, 1994, 1996 and the three months ended March 31, 1996, respectively. Includes gain on sale of properties of $4.0 million ($.08 per share) and $2.5 million ($.04 per share) in 1994 and 1995, respectively, and a provision for loss on sale of properties of $10.0 million ($.19 per share) in 1995.
(2) Amounts represent dividends declared with respect to the periods shown.
(3) The Company's "Funds From Operations" represents net income (computed in accordance with GAAP), before gain or loss on sale of properties and extraordinary items, depreciation and other non-cash items and includes HRP's pro rata share of HPT's Funds from Operations. Management considers Funds From Operations to be a measure of the financial performance of an equity REIT that provides a relevant basis for comparison among REITs. Funds From Operations does not represent cash flow from operating activities (as determined in accordance with GAAP) and should not be considered as an alternative to net income as an indicator of the Company's financial performance or to cash flows as a measure of liquidity.
(4) Adjusted to give effect to the Offering and the application of the net proceeds thereof, and the write-off of deferred finance charges and unamortized discounts totalling $1.3 million resulting from the expected application of proceeds of the Offering to the prepayment of the Company's Floating Rate Senior Notes, Series B, due 1999.

                              RECENT DEVELOPMENTS

     From January 1, 1997 through the date hereof, the Company engaged in the following significant activities:

Investments

     Government Office Properties. In February 1997 the Company entered into an agreement to acquire 30 office buildings ("Government Office Properties") containing approximately 3.4 million square feet, substantially all of which are leased to various agencies of the United States Government. The Company's purchase price for these properties was approximately $447 million, payable $82 million in common shares of beneficial interest, par value $.01 per share ("Common Shares"), by the assumption of approximately $27 million of debt by the subsidiaries of the Company secured by mortgages on three acquired properties and the payment of approximately $337 million to retire other debt and certain obligations of Government Property Investors, Inc. and its subsidiaries assumed by the Company's subsidiaries at the time of the Merger.

     The average remaining lease term for the Government Office Properties is eight years. Most of these leases include tenant renewal options for extended periods. The current rents payable to the Company under these leases are approximately $61 million per year and most of the rental rates are subject to annual adjustments based upon increasing operating expenses as measured by Consumer Price Index increases. Generally, the leases are so-called "modified gross leases" under which the Company will be required to provide certain property management services. The net operating income which the Company will receive from these leases, before depreciation, amortization and interest costs, and before management and home office costs, will depend upon the efficiency with which the Company is able to provide these services, but the Company estimates that such net operating income will be approximately $45 million per annum. Through June 23, 1997, 27 of the Government Office Properties have been acquired by the Company and three remain under contract to be acquired. In addition, the Company acquired an option to pursue the acquisition of several additional office properties leased to various Government agencies where negotiations were commenced by the seller of the Government Office Properties and such negotiations have commenced, but there can be no assurance that additional Government Office Properties will be acquired.

     Medical Office Properties. Since January 1, 1997 the Company has acquired 25 medical office buildings and ancillary structures. The total purchase price for these buildings was $161.6 million. One building is triple net leased to Behring Diagnostic, a subsidiary of Hoechst AG. Two of these buildings containing approximately 330,715 square feet and two parking structures for approximately 1,700 cars are known as the Cedars Sinai Medical Towers and Garages. These buildings are attached to each other and to the Cedars Sinai Medical Center in Los Angeles, California, an investment grade rated not-for-profit hospital, which is also the building's largest tenant. Twenty of these buildings, containing approximately 373,500 square feet in the aggregate, are medical office buildings and clinics located throughout central Massachusetts. The Massachusetts buildings are net leased to a regional health maintenance organization which is partially owned by Tenet Healthcare Corporation. Because the Los Angeles properties are gross leased, the net operating income which the Company realizes on these investments will depend upon the efficiency with which the Company is able to operate these buildings. The Company expects its net operating income for the first full year of ownership of all of these buildings to exceed ten percent of its purchase price.

     Brookdale Living Communities. In May 1997, the Company purchased for $14.4 million a 200 unit retirement housing property located in Spokane, Washington. This property, together with three other retirement housing properties (629 units) purchased for $87.5 million in December 1996, are all net leased to Brookdale Living Communities, Inc. ("BLCI") for an initial term of 23 years plus renewal options totaling an additional 50 years. In May 1997, BLCI was recapitalized by an initial public offering of equity and now has a reported equity market capitalization of over $84 million. At April 30, 1997, the occupancy at these properties was approximately 99%, and all of the revenues from these properties are derived from sources other than Medicare and Medicaid.

     Property Improvements. In the ordinary course of business the Company regularly provides funding for improvements to its owned properties. Some of these improvements are purchased directly by the Company and some are purchased by tenants and reimbursed by the Company. Generally, as such funding is advanced the rents payable to the Company are correspondingly adjusted upward to reflect a yield on the Company's investment at rates negotiated between the Company and its tenants. From January 1, 1997 through June 23, 1997 the Company provided approximately $2.3 million of improvement funding.

     Mortgage Repayments. In the ordinary course of business the Company receives regular payments and occasional prepayments of principal which reduce the outstanding balances of its owned mortgages. From January 1, 1997 through June 23, 1997 these repayments and prepayments totaled approximately $6.4 million.


Financing

     Equity Offering. In March 1997, the Company issued 27,025,000 common shares of beneficial interest in a public offering. The gross proceeds of the offering were $510.1 million ($18.875 per share), and the net proceeds to the Company were $483.2 million.

     Convertible Debentures. In October 1996 the Company sold three tranches of convertible subordinated debentures totaling $240 million. The obligations under these debentures are subordinated to the payment of the Notes being offered hereby. All of these debentures are convertible into Common Shares at the rate of $18 per share and all of these debentures are callable at par by the Company at any time on or after October 1, 1999. The trading price of the Company's Common Shares has averaged above $18 per share. Through June 23, 1997, approximately $28 million of these debentures have been converted into approximately 1.6 million Common Shares.

     Bank Credit Facility. The Company maintains a $250 million unsecured revolving credit facility with a syndicate of banks (the "Bank Credit Facility"). The Bank Credit Facility (which is guaranteed by certain of the Company's subsidiaries) is used for interim acquisition funding until equity or long term debt is raised, and for working capital and general business purposes. The Company's obligations arising under the Bank Credit Facility are pari passu with the Company's payment obligations under the Notes. Outstanding borrowings under the Bank Credit Facility at June 23, 1997 were $145 million. Some of the proceeds of this Offering will be used to repay indebtedness under the Bank Credit Facility. The Company is currently in the process of negotiating amendments which will increase the maximum borrowings under the Bank Credit Facility up to $350 million.

     Secured Indebtedness. At January 1, 1997 the Company had no outstanding secured indebtedness. As a result of the purchase of the Government Office Properties, the Company assumed mortgages on three properties totaling approximately $27 million.


Other Developments

     Horizon/CMS Healthcare Corporation. The Company has invested approximately $168 million, at cost, in healthcare properties operated by Horizon/CMS Healthcare Corporation ("HHC"). During 1996 HHC encountered several operating and legal difficulties. On December 31, 1996 HHC announced that it had entered an agreement to pay a total of $5.8 million to settle allegations of Medicare and Medicaid billing improprieties, some of which allegedly arose from HHC services at properties owned by the Company. On February 13, 1997, HHC announced that it had reached an agreement to settle shareholder litigation regarding alleged inadequate disclosure of material information for payment of between $17 and $20 million. Certain other legal issues, including a Securities and Exchange Commission investigation of alleged insider trading by certain HHC officers and directors, remain unresolved at this time. During 1995 HHC announced that it intended to discontinue operations at several facilities, including eight owned by the Company. Since that time the Company has had occasional discussions with HHC and with other parties concerning the possibility that such other parties might assume HHC's obligations to the Company with respect to some or all of these eight properties. HHC is currently obligated for the lease of three of these properties through 1998 and for the other five properties through 2006. Through June 23, 1997 no agreements for a substitute tenant/obligor for any of these properties have been concluded. On February 18, 1997 HHC announced that it had entered into an agreement to be acquired by HealthSouth Corp. in a stock-for-stock merger. The Company believes that its consent will be required for HealthSouth to assume the lease, management or mortgage obligations of HHC to the Company, and the Company has so advised HCC. According to HHC's Quarterly Report on Form 10-Q for the period ending February 28, 1997, HHC had a net worth of $648 million and earnings after rent and interest but before depreciation, amortization, special charges, minority interests, income taxes and extraordinary items for the 12 months then ended of $151 million. According to HealthSouth's Quarterly Report on Form 10-Q for the period ending March 31, 1997, HealthSouth had a net worth of $1.6 billion and earnings after rent and interest but before depreciation, amortization, special charges, minority interests, income taxes and extraordinary items for the 12 months then ended of $657 million. The Company believes that HHC, and any successor to HHC if the merger is consummated, will continue to meet its financial obligations to the Company.

     Community Care of America, Inc. The Company has invested $112 million, at cost, in nursing homes and other properties operated by Community Care of America, Inc. ("CCA"). During 1996 CCA suffered a series of financial setbacks principally related to certain failed, attempted acquisitions. Since September 1996 the Company has granted CCA a series of temporary covenant waivers and other indulgences. At June 23, 1997, CCA was operating in accordance with such waivers and indulgences and all of CCA's payment obligations to the Company were current.

     GranCare, Inc. The Company has invested $98 million, at cost, in properties leased to or mortgaged by GranCare, Inc. ("GC"). In February 1997, GC spun off to its shareholders all of its nursing home operations and merged its pharmacy operations with Vitalink, Inc., another public company. Under the terms of the GC/Vitalink agreement, the GC nursing home operations became a new public company ("New GC"), and certain subsidiaries of New GC remained tenants of and mortgagors to the Company. The Company consented to this transaction on certain terms and conditions, including: (i) all of the leases and mortgages between the Company and the New GC's subsidiaries being cross defaulted, cross collateralized, cross secured and unconditionally guaranteed by New GC; (ii) Vitalink, Inc. providing a $15 million unconditional guarantee of obligations due to the Company; and (iii) GC's paying an amendment fee to the Company. In May, 1997 New GC announced that it has entered into an agreement to be acquired by Living Centers of America, Inc., another public company, as part of a multiparty transaction in which Living Centers itself will be recapitalized. The Company believes its consent to the New GC Living Centers transaction will be required and it has commenced negotiations with New GC concerning the terms and conditions under which that consent may be granted.

     Other Transactions. In the ordinary course of business, the Company regularly evaluates investment opportunities and enters into contracts to purchase and lease real estate or mortgage finance real estate. Similarly, the Company is regularly engaged in discussions concerning lease and loan extensions and other modifications of the terms of existing leases and mortgages.

                                CAPITALIZATION

     The following table shows the capitalization of the Company as of March 31, 1997 and on an adjusted basis to give effect to the completion of this Offering and the application of the proceeds thereof. See "Unaudited Pro Forma Financial Statements."



                                                                             March 31, 1997
                                                                      -----------------------------
                                                                         (dollars in thousands)
                                                                        Actual         As Adjusted
                                                                      --------------   ------------
Bank Credit Facility  .............................................    $       --      $       --
Mortgage debt payable    ..........................................        27,588         27,588
Senior notes and bonds payable, net  ..............................       124,446             --
7.25% Convertible Subordinated Debentures due 2001  ...............        40,000         40,000
7.5% Convertible Subordinated Debentures due 2003   ...............       171,723        171,723
Remarketed Reset Notes due 2007   .................................            --        150,000
                                                                       ----------      ----------
  Total indebtedness  .............................................       363,757        389,311
Shareholders' equity:
 Preferred Shares of Beneficial Interest, par value $.01 per share;
  50,000,000 authorized, none issued    ...........................            --             --
 Common Shares of Beneficial Interest, par value $.01 per share;
  125,000,000 shares authorized; 98,700,975 shares issued and
  outstanding   ...................................................           987            987
 Additional paid-in capital    ....................................     1,368,275      1,368,275
 Cumulative net income   ..........................................       325,697        324,436
 Dividends   ......................................................      (454,110)      (454,110)
                                                                       ----------      ----------
  Total shareholders' equity   ....................................     1,240,849      1,239,588
                                                                       ----------      ----------
Total capitalization  .............................................    $1,604,606      $1,628,899
                                                                       ==========      ==========

                                USE OF PROCEEDS

     The net proceeds to the Company from this Offering are estimated to be approximately $149.2 million. Approximately $125 million of the net proceeds from this Offering will be used to repay on July 14, 1997 the Company's Floating Rate Senior Notes, Series B, due 1999 (the "Floating Rate Notes"). Substantially all of the balance of such net proceeds (approximately $24 million) will be used to repay amounts outstanding under the Company's Bank Credit Facility. The remaining net proceeds, if any, will be used for general business purposes including working capital and new acquisitions. The Floating Rate Notes bear interest at LIBOR plus 72 basis points; the interest rate applicable to the Floating Rate Notes on June 23, 1997 was 6.5364% per annum. Outstanding amounts under the Company's Bank Credit Facility bear interest, at the Company's option, at LIBOR plus a margin or prime, and the Bank Credit Facility expires in 2001. At June 23, 1997 the interest rate applicable to the Bank Credit Facility was 6.5825% per annum.

                                  THE COMPANY


     As of June 23, 1997, the Company has investments in over 227 properties located in 32 states and the District of Columbia.



[GRAPHIC]

                           Location of HRP Properties


Graphic - Map of the continental United States, Alaska and Hawaii


                                                   Total                                                            Total
                                Number of       Investment                                        Number of       Investment
          State                 Properties     (in thousands)               State                 Properties     (in thousands)
-----------------------------   ------------   ----------------   -----------------------------   ------------   ---------------
Alaska  .....................         1            $  3,935       New Hampshire    ............         1          $    3,689
Arizona    ..................         9              62,364       New Jersey    ...............         1              13,007
California    ...............        28             304,656       New Mexico    ...............         2              10,507
Colorado   ..................        13              60,429       New York   ..................         4              53,294
Connecticut   ...............         9              94,568       North Carolina   ............         9              22,666
District of Columbia   ......         3             125,390       Ohio    .....................         4              17,507
Florida    ..................         7             147,904       Oklahoma   ..................         1              23,678
Georgia    ..................         6              18,734       Pennsylvania  ...............         2              18,328
Illinois   ..................         3             101,454       South Dakota  ...............         3               7,589
Iowa    .....................        13              22,999       Texas   .....................         8              31,892
Kansas  .....................        10              19,516       Vermont    ..................         8              29,768
Louisiana  ..................         1              19,316       Virginia   ..................         5              81,168
Maryland   ..................         5             131,544       Washington    ...............         4              39,997
Massachusetts    ............        30             202,107       West Virginia    ............         1               4,666
Michigan   ..................         2               9,325       Wisconsin  ..................         9              44,063
Missouri   ..................         4              13,425       Wyoming    ..................         5              18,387
                                                                                                      ----         -----------
Nebraska   ..................        16              16,663
                                                                  Total properties    .........       227           1,774,535
                                                                                                                   -----------
                                                                  Hospitality
                                                                  Properties Trust (93
                                                                  hotels in 29 states)   ......                       100,000
                                                                                                                   -----------
                                                                  Total investments   .........                    $1,874,535
                                                                                                                   ===========

[/GRAPHIC]

Healthcare Properties

     The population of the United States is aging. According to information from the U.S. Census Bureau, the segment of the U.S. population age 65 and over is increasing and is expected to increase sharply through the year 2020. The Company believes that the demand for services provided at retirement communities, assisted living centers and nursing homes should increase as the population ages. Currently proposed federal legislation seeks to limit the amount of growth in government expenditures for Medicare and Medicaid. These limitations, if enacted, may adversely affect the profitability of health care operating companies and might, in certain circumstances, affect their ability to pay rent or service debt. These government funding limitations will likely also make it less profitable to construct new health care facilities and thus may increase the value of existing facilities. The Company believes that the net effect of these demographic and legislative changes will be to make it less profitable to provide services and facilities for government funded patients and more profitable to provide services and facilities for non-government supported patients. The Company intends to respond to these changes in three ways: (i) by focusing new investments in properties that are not directly dependent upon a high percentage of Medicaid or Medicare revenues, including retirement housing, assisted living facilities, medical office buildings and nursing homes with a high percentage of private pay revenues; (ii) by encouraging and making funding available to the operators of the Company's properties to improve these proprieties in order to attract a greater amount of non-government revenues and
(iii) whenever possible, by making new investments in properties leased to well capitalized operators.


Government Office Properties

     Most U.S. Government office space requirements are managed by the General Services Administration ("GSA"). Most large GSA leases are written for initial terms of 10 to 20 years plus tenant renewal options totaling an additional 5 to 20 years. Many GSA leases, including leases for some of the Government Office Properties, permit the Government to terminate the lease by notices given any time after a so-called "firm term." The weighted average remaining firm term for the Government Office Properties to be acquired by the Company is approximately eight years. From 1980 to September 1996 the amount of space leased by the GSA increased from 90 million square feet to 140 million square feet; during the same period the amount of GSA owned spaced increased from 139 million square feet to 146 million square feet. This increase in U.S. Government leased space occurred despite a declining civilian government work force, as federal civilian employment decreased approximately 9% from 2.2 million employees in 1980 to 2.0 million employees in 1995. The Company believes that the GSA's long term demand for leased space will continue to be strong as a result of federal budget pressure to limit capital expenditures and the need to use funds available for capital expenditures to modernize the GSA inventory of owned buildings, over half of which exceed 50 years of age. Based upon the Government's investments in tenant improvements to the Government Office Properties, the high cost of relocation and the stability of the missions and space requirements of the Government agencies which occupy these properties, the Company believes that there is a high probability of lease renewals for the Government Office Properties through their renewal options, and in many cases beyond those periods. Moreover, because of the locations of many of these properties and the high standards to which they have been developed, the Company believes it may be able to lease or sell most of these properties to commercial users in the event the Government terminates or fails to renew a lease. For all of these reasons the Company believes that its investment in the Government Office Properties and its possible investment in additional properties leased to Government agencies will be an appropriate diversification which will enable it to grow and stabilize its income.


Equity Investment in HPT

     The Company has invested $100 million and owns four million shares of HPT, which constitutes approximately 15% of the total HPT shares outstanding. HPT is a REIT in the business of owning hotels and leasing them to independent hotel operating companies. HPT was organized by the Company in February 1995 as an outgrowth of the Company's relationship with Host Marriott Corporation and Marriott International, Inc. ("Marriott"), which arose from the Company's investment in retirement communities which are leased to Marriott. In August 1995 HPT completed an initial public offering of shares and in April 1996 it completed a follow-on offering, raising a total of $593 million in gross equity capital in addition to the equity capital invested by the Company. HPT currently owns 55 Courtyard by Marriott[RegTM] hotels, 12 Wyndham[RegTM] or Wyndham Garden[RegTM] hotels and 26 Residence Inn by Marriott[RegTM] hotels. The HPT hotels are located in 29 states and contain 13,458 rooms. The Company receives dividends on its HPT shares at the current annual rate of $2.36 per share. The Company's financial reports include its share of HPT's operating results under the equity method of accounting. HPT shares are listed on the NYSE and, on June 23, 1997 the last reported sale price for HPT shares was $30.75 per share.


                               INVESTMENT POLICY

     In order to benefit from potential property appreciation, the Company prefers to own and lease properties rather than make mortgage investments. Approximately 92% of the Company's investments are in owned properties.


                             HRP Type of Investment
                             (dollars in millions)


[PIE CHART]

Mortgages           $145       8%
Owned and Leased*   $1,730    92%

----------

*Owned properties include the Company's equity investment in HPT. HPT owns all 93 of its hotels.

[/PIE CHART]


Additional Security

     In addition to ownership of leased properties and mortgage liens on mortgaged properties, certain of the Company's leases and mortgages contain additional security features. Generally, with respect to investments originated by the Company, each obligation to the Company of a tenant or mortgagor (other than the U.S. Government) is subject to cross default provisions with respect to all other obligations of that tenant or mortgagor to the Company and any collateral pledged by the tenant or mortgagor to the Company constitutes collateral for all obligations of that operator. Certain tenants/mortgagors have pledged additional collateral or provided corporate guarantees, security deposits and, in some cases, personal guarantees.


                               FINANCING POLICY

     The Company considers equity offerings when, in the Company's judgment, doing so will improve the Company's capital structure, while not materially adversely affecting the market value of its Shares or impeding the Company's ability to increase regularly its per share dividend rate. In addition to the use of equity, the Company utilizes short term and long term borrowings to finance investments and to pay operating expenses. The Company's unsecured senior indebtedness has been rated "investment grade" by Standard & Poor's Ratings Services, Moody's Investors Service, Inc. and Fitch Investors Service, L.P. When variable rate debt is used, the Company generally purchases interest rate futures contracts to hedge against changes in interest rates. The Company's borrowing guidelines established in the Bank Credit Facility and by its Board of Trustees prohibit the Company from maintaining a debt to book capitalization ratio of greater than .50 to 1, except in certain limited circumstances. On June 23, 1997, the Company's debt to book capitalization ratio was .29 to 1. After completion of the Offering and the application of the proceeds thereof, the Company's pro forma debt to book capitalization ratio will be approximately .29 to 1. As of June 23, 1997 approximately $212 million of the Company's total debt outstanding is represented by subordinated convertible debentures, convertible into Shares at $18.00 per Share. Upon conversion of these debentures and completion of this Offering, the Company's pro forma debt-to-book capitalization ratio would be approximately .17 to 1. The Company may in the future choose to modify its debt-to-book capitalization guidelines. There can be no assurance that any debentures will be converted or that equity or debt capital will be available in the future on reasonable terms to fund the Company's operations or growth.

                   LEASE EXPIRATIONS AND MORTGAGE MATURITIES

     The following table sets forth the Company's revenues and percentage of total revenues from investments represented by leases and mortgages which expire or mature in the years 1997 through 2006 and thereafter for the Company's current investment portfolio. All dollar amounts are in thousands.



                                  Current Portfolio      Percent of
Year                              Total Revenues(1)     Total Revenues
-------------------------------   -------------------   ---------------
1997   ........................        $  5,300               2.3%
1998   ........................          10,906               4.8
1999   ........................          10,604               4.7
2000   ........................          12,642               5.5
2001   ........................          23,098              10.1
2002   ........................           8,783               3.9
2003   ........................           7,048               3.1
2004   ........................           1,425               0.6
2005   ........................          28,235              12.4
2006 and thereafter(2)   ......         120,017              52.6
                                       ---------            -----
Totals    .....................        $228,058               100%
                                       =========            =====

----------
(1) The government office and certain medical office and clinic properties are leased on a modified gross lease or gross lease basis. Most of the Company's other properties are leased on a net lease basis. Accordingly, the revenues received by the Company from the government office and certain medical office and clinic properties are not necessarily indicative of the net operating income from those properties and the combined revenues and combined percentage of total revenues are not necessarily indicative of the combined net operating income or Funds From Operations likely to be realized by the Company.

(2) Includes the Company's pro rata share of revenues of HPT. All of HPT's current leases expire after 2006. The Company reports income and funds from operations derived from its investment in HPT using the equity method of accounting. The Company believes its pro rata share of HPT's revenues included above is an appropriate means to reflect the lease expirations in the Company's current investment portfolio.

                          THE LESSEES AND MORTGAGORS

     The Company's financial condition depends in large part upon the financial condition of its tenants and mortgagors. Approximately 83% of the Company's investments and 82% of the Company's revenues are currently derived from properties leased or operated by the U.S. Government, publicly owned companies or investment grade rated not-for-profit entities.


                                 HRP's Tenants



                                                                                     Adjusted Pro Forma
Tenant Operator                                        Investment Portfolio          Annual Revenues(1)
-------------------------------------------------   ---------------------------   ------------------------
                                                    Investment     % of Total     Revenues     % of Total
                                                    ------------   ------------   ----------   -----------
                                                                    (dollars in thousands)
U.S. Government
 --30 office buildings
 --1 VA clinic                                      $  461,934         24.7%      $ 62,926        27.6%
Marriott
 --14 retirement communities
   with 3,932 units                                    325,520         17.4         27,644        12.1
Investment Grade Not-for-Profit Entities
 --2 medical office buildings
 --2 medical clinics                                    68,571          3.7         10,753         4.7
Other Public Companies(2)
 --102 nursing homes
 --9 retirement/assisted living facilities
 --10 medical office buildings and laboratories
 --HPT investment                                      703,989         37.5         86,524        37.9
                                                    -----------       -----       ---------      -----
 Total Investment Grade and Other
  Public Companies                                   1,560,014         83.2        187,847        82.3
Other Tenants/Operators
 --30 nursing homes
 --24 multi-tenant medical office buildings
 --3 retirement/assisted living facilities             314,521         16.8         40,211        17.7
                                                    -----------       -----       ---------      -----
 Totals                                             $1,874,535          100%      $228,058         100%
                                                    ===========       =====       =========      =====

----------
(1) Adjusted pro forma annual revenues are for the year ended December 31, 1996 and assume all acquisitions described in "Recent Developments," including with respect to certain Government Office Properties under development all as described in the Unaudited Adjusted Pro Forma Financial Statements included elsewhere in this Prospectus Supplement, occurred on January 1, 1996. The Government Office Properties are leased on a modified gross lease basis. Most of the Company's other properties are leased on a net lease basis. Accordingly, the revenues received by the Company from the Government Office Properties are not necessarily indicative of the net operating income from those properties and the combined revenues and combined percentage of total revenues are not necessarily indicative of the combined net operating income or Funds From Operations likely to be realized by the Company.

(2) Includes the Company's $100 million investment in HPT and the Company's pro rata share of HPT revenues. The Company reports income and funds from operations derived from its investment in HPT using the equity method of accounting. The Company believes its pro rata share of HPT revenues included here is an appropriate means to reflect its percentage of revenues derived from public companies as all of HPT's hotels are currently operated by affiliates of publicly-owned companies.

U.S. Government. The Company's investment in properties leased to the U.S. Government include the Government Office Properties plus one medical clinic in Boston, Massachusetts which is currently owned by the Company and leased to the U.S. Department of Veterans Affairs. Most of the Government Office Properties leases were undertaken by the GSA and assigned to other Government agencies including the Internal Revenue Service, the U.S. Department of Agriculture, the National Institute of Standards and Technology, U.S. Defense Information Systems, and the U.S. Department of Energy. All of these leases are general obligations of the U.S. Government.

Marriott International. Marriott is a NYSE-listed company with an equity market capitalization in June 1997 of $7.8 billion. In addition to its retirement housing and assisted living properties, some of which are leased from the Company, Marriott owns and operates hotels and other business on a worldwide basis and has announced 1996 revenues of approximately $10.2 billion. Marriott has unconditionally guaranteed its lease obligations to the Company. Marriott's senior credit obligations are rated investment grade by Standard & Poor's Ratings Services (BBB+) and Moody's Investors Service, Inc. (Baal).

Investment Grade Not-For-Profit Entities. The Company leases two medical clinic buildings to Health Insurance Plan of Greater New York, a not-for-profit health maintenance organization. The Company also owns two medical office buildings in Boston, Massachusetts which are principally leased to affiliates of Boston's Beth Israel Hospital, Boston's Children's Medical Center and Harvard Pilgrim Health Care, a Boston area not-for-profit health maintenance organization.

Other Public Companies. The Company's other publicly owned tenants and the principal stock exchanges on which their securities are traded are as follows:
Horizon/CMS Healthcare Corp. (NYSE: HHC); GranCare, Inc. (NYSE: GC); Community Care of America, Inc. (NASDAQ: CCAI); Brookdale Living Communities, Inc. (NASDAQ: BLCI); Sun Healthcare Group, Inc. (NYSE: SHG); Greenbriar Corporation (AMEX: GBR); The Multicare Companies (NYSE: MUL); ARV Assisted Living, Inc. (NASDAQ: ARVI); Integrated Health Services, Inc. (NYSE: IHS); Vencor, Inc. (NYSE: VC); Alliance Pharmaceutical Corp. (NASDAQ: ALLP); Corvas International, Inc. (NASDAQ: CVAS); Neurocrine Biosciences, Inc. (NASDAQ: NBIX); Laboratory Corp. of America Holdings (NYSE: LH) and Unilab Corp. (AMEX: ULB). Also included in this category are the Company's investments in two laboratory and office buildings which are leased to Behring Diagnostics, Inc. which is a subsidiary of Hoechst AG, a German public company, and one medical office building which is leased to Canji, Inc., a subsidiary of Schering-Plough Corporation (NYSE: SGP).

Other Tenant Operators. The Company's other tenants include 30 privately held nursing home and assisted living companies, and over 200 tenants including medical practice groups, clinics and pharmacies which lease space in multi-tenant medical office buildings.

                                  MANAGEMENT

     The Trustees and executive officers of the Company are as follows:


           Name                  Age              Position
           ----                  ---              --------
Barry M. Portnoy                 51      Managing Trustee
Gerard M. Martin                 62      Managing Trustee
Bruce M. Gans, M.D.              50      Trustee
Rev. Justinian Manning, C.P.     71      Trustee
Ralph J. Watts                   50      Trustee
David J. Hegarty                 40      President, Chief Operating Officer and Secretary
Ajay Saini                       37      Treasurer and Chief Financial Officer

     Barry M. Portnoy was a founder and has been a Trustee of the Company since its organization in 1986. Mr. Portnoy also serves as a Managing Trustee of HPT. Mr. Portnoy was a partner in the law firm of Sullivan & Worcester LLP from 1978 through March 1997.

     Gerard M. Martin was a founder and has been a Trustee of the Company since its organization in 1986. Mr. Martin also serves as a Managing Trustee of HPT.

     Bruce M. Gans, M.D. is President of the Rehabilitation Institute of Michigan, a speciality hospital affiliated with Wayne State University School of Medicine. Dr. Gans is also a Professor and Chairman of the Department of Physical Medicine and Rehabilitation at Wayne State University School of Medicine and a Senior Vice President of the Detroit Medical Center.

     The Reverend Justinian Manning, C.P. has been, since September 1990, the pastor of St. Gabriel's parish in Brighton, Massachusetts. From 1984 until September 1990, he was the Treasurer of the Provincial Council of Passionist Provincialate. He is also on the Board of Directors of Charlesview, a low and moderate income housing program, and St. Elizabeth's Hospital Foundation. He is a past Treasurer and a former Director of St. Paul's Benevolent, Educational and Missionary Institute, a New Jersey corporation, which oversees foundations in Massachusetts, Connecticut, New York, Pennsylvania, Maryland, Florida and the Institute's Overseas Missions.

     Ralph J. Watts is President and Chief Executive Officer of Cardiovascular Ventures, Inc., a privately held company which develops, owns and operates outpatient cardiac catheterization laboratories and is engaged in physician practice management. Mr. Watts has held this position since 1992. From 1988 to 1992, Mr. Watts was President and Chief Executive Officer of Ramsay Health Care, Inc., a publicly owned company which owned and operated 18 hospitals in 13 states and had approximately 2,000 employees.

     David J. Hegarty is the President, Chief Operating Officer and Secretary of the Company. He has been employed by the Company in various capacities since 1987, prior to which he was an audit manager with Ernst & Young LLP. Mr. Hegarty is a certified public accountant.

     Ajay Saini is the Treasurer and Chief Financial Officer of the Company. Mr. Saini has been employed by the Company in various capacities since June 1990, prior to which he was a senior accountant with Ernst & Young LLP. Mr. Saini is a certified public accountant.

     Dr. Gans, Mr. Watts and Rev. Manning are the Company's Independent Trustees, that is, Trustees who are not affiliated with any of the Company's lessees or mortgagors or with HRPT Advisors, Inc. (the "Advisor"). Under the Company's Declaration of Trust, a majority of the Company's Trustees will at all times consist of Independent Trustees. All major investment and policy decisions affecting the Company are made by the Board of Trustees. All day to day operations of the Company are conducted by the Advisor pursuant to an investment advisory contract. The Advisor is owned by Messrs. Portnoy and Martin. Messrs. Hegarty and Saini, as well as all other personnel involved in the Company's operations, are employees of the Advisor. The Advisor is paid an annual advisory fee calculated on the basis of total assets under management (.7% of the first $250 million, plus .5% of additional assets), and an annual incentive fee equal for each year to 15% of the annual increase in the Company's Funds from Operations (as defined in the investment advisory contract) per share (but in no event more than $.01 per share), times the weighted average number of shares outstanding in such year. With respect to properties which are gross leased and/or occupied by multiple tenants, certain property management services, which are beyond the scope of the investment advisory contract, are provided under property management contracts by an affiliate of the Advisor. The Company believes that the fees paid for property management services (approximately 3% of gross revenues from the affected properties) are at or below the levels the Company would pay on an arms' length basis for similar services in the market generally. The advisory contract and the various property management contracts have all been approved on behalf of the Company by the Independent Trustees, and those contracts are subject to periodic review by the Independent Trustees. The Advisor currently owns approximately one million Common Shares, most of which were purchased in 1989. All incentive fees earned by the Advisor are paid in Common Shares. The Company believes that its total administrative costs are at or about industry averages.


                           DESCRIPTION OF THE NOTES


     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth under "Description of Debt Securities" in the accompanying Prospectus, to which reference is hereby made.


     The Notes are to be issued under an Indenture and a Supplemental
Indenture, each dated as of July   , 1997 (collectively, the "Indenture"),
between the Company and Fleet National Bank (the "Trustee"). The Indenture has been filed with the Securities and Exchange Commission (the "Commission") and incorporated by reference herein, and is available for inspection at the
corporate trust office of the Trustee at                       . The Indenture
is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Notes to be issued thereunder, and the statements made hereunder relating to the Remarketing Agreement and the Remarketing Underwriting Agreement (the forms of which will be filed, pursuant to a Current Report on Form 8-K, as an exhibit to the Registration Statement of which the Prospectus forms a part), are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, such Notes, the Remarketing Agreement and the Remarketing Underwriting Agreement. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.


General

     The Notes will be limited to an aggregate principal amount of
$150,000,000, and will mature, unless previously redeemed, on July    , 2007.
The Notes will be senior unsecured obligations of the Company and will rank equally with each other and with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Company and to indebtedness and other liabilities of any Subsidiaries (as defined below). Accordingly, such prior indebtedness will have to be satisfied in full before holders of the Notes will be able to realize any value from the secured or indirectly held properties.

     As of March 31, 1997, on a pro forma basis after giving effect to the issuance of the Notes offered hereby, the application of the proceeds therefrom, the total outstanding indebtedness of the Company (including under the Bank Credit Facility) was approximately $389 million, of which approximately 93% was unsecured, and the total indebtedness and other liabilities of the Company's Subsidiaries was $35 million. In addition, the Company's Subsidiaries (with certain exceptions) are guarantors of the Company's Bank Credit Facility. The Bank Credit Facility is currently an unsecured revolving credit facility in the amount of $250 million. The Company and its Subsidiaries may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "--Certain Covenants--Limitations on Incurrence of Debt."

     Except as described under "--Merger, Consolidation or Sale" and "-- Certain Covenants" below and under "Description of Debt Securities--Merger, Consolidation or Sale" and "--Certain Covenants" in the accompanying Prospectus, the Indenture does not contain any other provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of the Notes protection in the event of (i) a highly leveraged or similar transaction involving the Company or any Affiliate of the Company, (ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under "--Merger, Consolidation or Sale" and "--Certain

Covenants" below or under "Description of Debt Securities--Merger, Consolidation or Sale" and "--Certain Covenants" in the accompanying Prospectus, the Company may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Company that would increase the amount of the Company's indebtedness or substantially reduce or eliminate the Company's assets, which may have an adverse effect on the Company's ability to service its indebtedness, including the Notes. The Company and its management have no present intention of engaging in a highly leveraged or similar transaction involving the Company.


Floating Rate Mode

     During the Initial Spread Period, interest on the Notes will be payable
quarterly in arrears, on October   , 1997, January   , 1998, April   , 1998 and
July   , 1998 (or, if not a Business Day (as defined below), on the next succeeding Business Day (except as described below)), to the persons in whose names the Notes are registered at the close of business on the applicable record date (i.e., the fifteenth calendar day, whether or not a Business Day, next preceding the applicable Interest Payment Date) next preceding such Interest Payment Date. During the Initial Spread Period and any Subsequent Spread Period, the interest rate on the Notes will be reset quarterly and the Notes will bear interest at a per annum rate (computed on the basis of the actual number of days elapsed over a 360-day year) equal to LIBOR (as defined below) for the applicable Quarterly Period (as defined below), plus the applicable Spread (as defined below). Interest on the Notes will accrue from and including each Interest Payment Date (or in the case of the Initial
Quarterly Period, July   , 1997) to but excluding the next succeeding Interest
Payment Date or maturity date, as the case may be. The Initial Quarterly Period
will be the period from and including July   , 1997 to but excluding the first
Interest Payment Date (October   , 1997) (the "Initial Quarterly Period").
Thereafter, each Quarterly Period during the Initial Spread Period or any Subsequent Spread Period (as defined below) (each, a "Quarterly Period") will be from and including the most recent Interest Payment Date to which interest has been paid but excluding the next Interest Payment Date; the first day of a Quarterly Period is referred to herein as an "Interest Reset Date."

     The Spread applicable during the Initial Spread Period will be . % (the "Initial Spread"), and the interest rate mode used for the Initial Spread Period will be the Floating Rate Mode. Thus, the interest rate per annum during
the Initial Quarterly Period will be equal to LIBOR, determined as of July   ,
1997, plus . %. The interest rate per annum for each succeeding Quarterly Period during the Initial Spread Period will equal LIBOR for such Quarterly Period plus the Initial Spread. Thereafter, the Spread will be determined in the manner described below for each subsequent Spread period (a "Subsequent Spread Period"), which will be one or more periods of at least six months and not more than nine years (or any six month interval therein), designated by the
Company, commencing on a January    or July    (or as otherwise specified by
the Company and the Remarketing Underwriter on the applicable Duration/Mode Determination Date in connection with the establishment of each Subsequent Spread Period), as applicable (the "Commencement Date"), through and including
July    , 2007 (no Subsequent Spread Period may end after July    , 2007). The
first Commencement Date will be July    , 1998.

     If any Interest Payment Date (other than at maturity), redemption date, Interest Reset Date, Duration/Mode Determination Date (as defined below), Spread Determination Date (as defined below), Commencement Date or Tender Date (as defined below) would otherwise be a day that is not a Business Day, such Interest Payment Date, redemption date, Interest Reset Date, Duration/Mode Determination Date, Spread Determination Date, Commencement Date or Tender Date will be postponed to the next succeeding day that is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date, redemption date, Interest Reset Date, Commencement Date or Tender Date shall be the next preceding Business Day.

     LIBOR applicable for a Quarterly Period will be determined by the Rate Agent (as defined under "Tender at Option of Beneficial Owners" below) as of the second London Business Day (as defined below) preceding each Interest Reset Date (the "LIBOR Determination Date") in accordance with the following provisions:

     (i) LIBOR will be determined on the basis of the offered rates for three-month deposits in U.S. Dollars of not less than U.S. $1,000,000, commencing on the second London Business Day immediately following such LIBOR Determination Date, which appears on Telerate Page 3750 (as defined below) as of approximately 11:00 a.m., London time, on such LIBOR Determination Date. "Telerate Page 3750" means the display designated on page "3750" on the Telerate Service (or such other page as may replace the 3750 page on that service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. Dollar deposits). If no rate appears on Telerate Page 3750, LIBOR for such LIBOR Determination Date will be determined in accordance with the provisions of paragraph (ii) below.

     (ii) With respect to a LIBOR Determination Date on which no rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on such LIBOR Determination Date, the Rate Agent shall request the principal London offices of each of four major reference banks in the London interbank market selected by the Rate Agent to provide the Rate Agent with a quotation of the rate at which three-month deposits in U.S. Dollars, commencing on the second London Business Day immediately following such LIBOR Determination Date, are offered by it to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on such LIBOR Determination Date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, LIBOR for such LIBOR Determination Date will be the arithmetic mean of such quotations as calculated by the Rate Agent. If fewer than two quotations are provided, LIBOR for such LIBOR Determination Date will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York City time, on such LIBOR Determination Date by three major banks in The City of New York selected by the Rate Agent (after consultation with the Company) for loans in U.S. Dollars to leading European banks, having a three-month maturity commencing on the second London Business Day immediately following such LIBOR Determination Date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the Rate Agent are not quoting as mentioned in this sentence, LIBOR for such LIBOR Determination Date will be LIBOR determined with respect to the immediately preceding LIBOR Determination Date, or in the case of the first LIBOR Determination Date, LIBOR for the Initial Quarterly Period.


Fixed Rate Mode

     If the Notes are to be reset to the Fixed Rate Mode, as agreed to by the Company and the Remarketing Underwriter on a Duration/Mode Determination Date, then the applicable Fixed Rate for the corresponding Subsequent Spread Period will be determined as of the sixth calendar day following the Spread Determination Date (provided that such date is a Business Day; otherwise, as of the next Business Day thereafter) (the "Fixed Rate Determination Date") (provided, however, that in the case where the Notice Date also falls on the Fixed Rate Determination Date, the Fixed Rate Determination Date will be the following Business Day thereafter), in accordance with the following provisions: the Fixed Rate will be a per annum rate and will be determined as of 12:00 noon on such Fixed Rate Determination Date by adding the applicable Spread (as agreed to by the Company and the Remarketing Underwriter on the preceding Spread Determination Date) to the yield to maturity (expressed as a bond equivalent, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the applicable United States Treasury security, selected by the Rate Agent after consultation with the Remarketing Underwriter, as having a maturity comparable to the duration selected for the following Subsequent Spread Period, which would be used in accordance with customary financial practice in pricing new issues of corporate debt securities of comparable maturity to the duration selected for the following Subsequent Spread Period.

     Interest in the Fixed Rate Mode will be computed on the basis of a 360-day year of twelve 30-day months. Such interest will be payable semiannually in
arrears on the Interest Payment Dates (January    and July   , unless otherwise
specified by the Company and the Remarketing Underwriter on the applicable Duration/Mode Determination Date) at the applicable Fixed Rate, as determined by the Company and the Remarketing Underwriter on the Fixed Rate Determination Date, beginning on the Commencement Date and for the duration of the relevant Subsequent Spread Period. Interest on the Notes will accrue from and including each Interest Payment Date to but excluding the next succeeding Interest Payment Date or maturity date, as the case may be. See "Additional Terms of the Notes" for other provisions applicable to Notes in the Fixed Rate Mode.

     If any Duration/Mode Determination Date (as defined below), Spread Determination Date (as defined below), Commencement Date or Tender Date (as defined below) would otherwise be a day that is not a Business Day, such Duration/Mode Determination Date, Spread Determination Date, Commencement Date or Tender Date will be postponed to the next succeeding day that is a Business Day.

     If any Interest Payment Date or any redemption date falls on a day that is not a Business Day (in either case, other than any Interest Payment Date or redemption date that falls on a Commencement Date, in which case such date will be postponed to the next day that is a Business Day), the related payment of principal and interest will be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such dates.


Additional Terms of the Notes

     The Spread that will be applicable during each Subsequent Spread Period will be the percentage (a) recommended by the Remarketing Underwriter (as defined under "Tender at Option of Beneficial Owners" below) so as to result in a rate that, in the opinion of the Remarketing Underwriter, will enable tendered Notes to be remarketed by the Remarketing Underwriter at 100% of the principal amount thereof, as described under "Tender at Option of Beneficial Owners" below, and (b) agreed to by the Company. The interest rate mode during each Subsequent Spread Period shall be either the Floating Rate Mode or the Fixed Rate Mode, as determined by the Company and the Remarketing Underwriter.

     If the maturity date for the Notes falls on a day that is not a Business Day, the related payment of principal and interest will be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such dates.

     Unless notice of redemption of the Notes as a whole has been given, the duration, redemption dates, redemption types (i.e., par, premium or make-whole), redemption prices (if applicable), Commencement Date, Interest Payment Dates and interest rate mode (i.e., Fixed Rate Mode or Floating Rate
Mode) (and any other relevant terms) for each Subsequent Spread Period will be established by 3:00 p.m., New York City time, on the 15th calendar day prior to the Commencement Date of each Subsequent Spread Period (the "Duration/Mode Determination Date"). In addition, the Spread for each Subsequent Spread Period will be established by 3:00 p.m., New York City time, on the tenth calendar day prior to the Commencement Date of such Subsequent Spread Period (the "Spread Determination Date"). The Company will request not later than seven nor more than 15 calendar days prior to any Spread Determination Date, that DTC notify its Participants of such Spread Determination Date and of the procedures that must be followed if any beneficial owner of a Note wishes to tender such Note as described under "Tender at Option of Beneficial Owners" below. The term "Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in The City of New York are required or authorized to close and, in the case of Notes in the Floating Rate Mode, that is also a London Business Day. The term "London Business Day" means any day on which dealings in deposits in U.S. Dollars are transacted in the London interbank market.

     In the event that the Company and the Remarketing Underwriter do not agree on the Spread for any Subsequent Spread Period, then (1) the Subsequent Spread Period will be one year, (2) the Notes will be reset to the Floating Rate Mode,
(3) the Spread for such Subsequent Spread Period will be the Alternate Spread and (4) the Notes will be redeemable at the option of the Company in whole or in part, upon at least five Business Days' notice given by no later than the fifth Business Day after the Spread Determination Date in the manner described under "Redemption of Notes" below, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest to the redemption date, except that Notes may not be redeemed prior to the Tender Date. The Alternate Spread will be the percentage equal to LIBOR (determined as described above) for the Quarterly Period beginning on the Commencement Date for such Subsequent Spread Period.

     Unless notice of redemption of the Notes as a whole has been given, the Company will cause a notice to be given to holders of Notes on the New York Business Day (as defined below) following the Spread Determination Date for each Subsequent Spread Period in the manner described below, specifying (1) the duration of such Subsequent Spread Period, (2) the mode (i.e., Fixed Rate Mode or Floating Rate Mode), (3) the Commencement Date, (4) any redemption dates,
(5) any redemption types (i.e., par, premium or make-whole), (6) any redemption prices, (7) the Spread for such Subsequent Spread Period, (8) the identity of the Remarketing Underwriter, if applicable, and (9) any other relevant provisions. The term "New York Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in The City of New York are required or authorized to close.

     All percentages resulting from any calculation of any interest rate for the Notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one millionths of a percentage point rounded upward and all dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward.

Tender at Option of Beneficial Owners

     In the event the Company and the Remarketing Underwriter agree on the Spread on the Spread Determination Date with respect to any Subsequent Spread Period, the Company and the Remarketing Underwriter will enter into a Remarketing Underwriting Agreement (the "Remarketing Underwriting Agreement") on such Spread Determination Date, under which the Remarketing Underwriter will agree, subject to the terms and conditions set forth therein, to purchase from tendering Noteholders on the date immediately following the end of a Subsequent Spread Period (the "Tender Date") all Notes with respect to which the Remarketing Underwriter receives a Tender Notice as described below at 100% of the principal amount thereof (the "Purchase Price"). In such event (except as otherwise provided in the next succeeding paragraph), each beneficial owner of a Note may, at such owner's option, upon giving notice as provided below (the "Tender Notice"), tender such Note for purchase by the Remarketing Underwriter on the Tender Date at the Purchase Price. The Purchase Price will be paid by the Remarketing Underwriter in accordance with the standard procedures of DTC, which currently provide for payments in same-day funds. Interest accrued on the Notes with respect to the preceding interest period will be paid in the manner described under "Book-Entry System" below and "Additional Terms of the Notes" above. If such beneficial owner has an account at the Remarketing Underwriter and tenders such Note through such account, such beneficial owner will not be required to pay any fee or commission to the Remarketing Underwriter. If such
Note is tendered through a broker, dealer, commercial bank, trust company or other institution, other than the Remarketing Underwriter, such holder may be required to pay fees or commissions to such other institution. It is currently anticipated that Notes so purchased by the Remarketing Underwriter will be remarketed by it.

     The Tender Notice must be received by the Remarketing Underwriter during the period commencing on the calendar day following the Spread Determination Date (or, if not a Business Day, on the next succeeding Business Day) and ending at 5:00 p.m., New York City time, on the fifth calendar day following the Spread Determination Date (or, if not a Business Day, on the next succeeding Business Day) (the "Notice Date"). In order to ensure that a Tender Notice is received on a particular day, the beneficial owner of Notes must direct his broker or other designated Participant or Indirect Participant to give such Tender Notice before the broker's cut-off time for accepting instructions for that day. Different firms may have different cut-off times for accepting instructions from their customers. Accordingly, beneficial owners should consult the brokers or other Participants or Indirect Participants through which they own their interests in the Notes for the cut-off times for such brokers, other Participants or Indirect Participants. See "Book-Entry System" below. Except as otherwise provided below, a Tender Notice shall be irrevocable. If a Tender is not received for any reason by the Remarketing Underwriter with respect to any Note by 5:00 p.m., New York City time, on the Notice Date, the beneficial owner of such Note shall be deemed to have elected not to tender such Note for purchase by the Remarketing Underwriter.

     The obligation of the Remarketing Underwriter to purchase Notes from tendering Noteholders will be subject to several conditions precedent set forth in the Remarketing Underwriting Agreement that are customary in the Company's public offerings, including a condition that no material adverse change in the condition of the Company and its subsidiaries, taken as a whole, shall have occurred since the Spread Determination Date. In addition, the Remarketing Underwriting Agreement will provide for the termination thereof by the Remarketing Underwriter upon the occurrence of certain events that are also customary in the Company's public securities offerings. In the event that, due to such events with respect to any Subsequent Spread Period, the Remarketing Underwriter does not purchase on the relevant Tender Date all of the Notes for which a Tender Notice shall have been given, (1) all such Tender Notices will be null and void, (2) none of the Notes for which such Tender Notices shall have been given will be purchased by the Remarketing Underwriter on such Tender Date, (3) the Subsequent Spread Period will be one year, which Subsequent Spread Period shall be deemed to have commenced upon the applicable Commencement Date, (4) the Notes will be reset to the Floating Rate Mode, (5) the Spread for such Subsequent Spread Period will be the Alternate Spread and
(6) the Notes will be redeemable at the option of the Company, in whole or in part, upon at least 10 Business Days' notice given by no later than the fifth Business Day following the relevant Tender Date in the manner described under "Redemption of the Notes" below, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest to the redemption date.

     No beneficial owner of any Note shall have any rights or claims under the Remarketing Underwriting Agreement or against the Company or the Remarketing Underwriter as a result of the Remarketing Underwriter not purchasing such Notes, except as provided in clause (5) of the last sentence of the preceding paragraph. The

Company will have no obligation under any circumstance to repurchase any Notes, except in the case of Notes called for redemption as described below.

     If the Remarketing Underwriter does not purchase all Notes tendered for purchase on any Tender Date, it will promptly notify the Company and the Trustee. As soon as practicable after receipt of such notice, the Company will cause a notice to be given to holders of notes specifying (1) the one-year duration of the Subsequent Spread Period, (2) that the Notes will be reset to the Floating Rate Mode, (3) the Spread for such Subsequent Spread Period (which shall be the Alternate Spread) and (4) LIBOR for the initial Quarterly Period of such Subsequent Spread Period.

     The term "Remarketing Underwriter" means the nationally recognized broker-dealer selected by the Company to act as Remarketing Underwriter. The term "Rate Agent" means the nationally recognized broker-dealer selected by the Company as its agent to determine (i) LIBOR and the interest rate on the Notes for any Quarterly Period and/or (ii) the yield to maturity on the applicable United States Treasury security that is used in connection with the determination of the applicable Fixed Rate, and the ensuing applicable Fixed Rate. Pursuant to the Remarketing Agreement, Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to act as Remarketing Underwriter and as Rate Agent. The Company, in its sole discretion, may change the Remarketing Underwriter and the Rate Agent for any Subsequent Spread Period at any time on or prior to 3:00 p.m., New York City time, on the Duration/Mode Determination Date relating thereto.

     Each of the Rate Agent and the Remarketing Underwriter, in its individual or any other capacity, may buy, sell, hold and deal in any of the Notes. Either of such parties may exercise any vote or join in any action which any beneficial owner of Notes may be entitled to exercise or take with like effect as if it did not act in any capacity under the Remarketing Agreement. Either of such parties, in its individual capacity, either as principal or agent, may also engage in or have an interest in any financial or other transaction with the Company as freely as if it did not act in any capacity under the Remarketing Agreement.


Redemption of the Notes

     The Notes may not be redeemed prior to July   , 1998. On that date, and on
those Interest Payment Dates specified as redemption dates by the Company on the Duration/Mode Determination Date in connection with any Subsequent Spread Period, the Notes may be redeemed, at the option of the Company, in whole or in part, upon notice thereof given at any time during the 45 calendar day period ending on the tenth calendar day prior to the redemption date (provided that notice of any partial redemption must be given at least 15 calendar days prior to the redemption date), in accordance with the redemption type selected on the Duration/Mode Determination Date. In the event that less than all of the outstanding Notes are to be redeemed, the Notes to be redeemed shall be selected by such method as the Company shall deem fair and appropriate. So long as the Global Note is held by DTC, the Company will give notice to DTC, whose nominee is the record holder of all of the Notes, and DTC will determine the principal amount to be redeemed from the account of each Participant. A Participant may determine to redeem from some beneficial owners (which may include a Participant holding Notes for its own account) without redeeming from the accounts of other beneficial owners. The Notes are also subject to redemption as provided under "Tender at Option of Beneficial Owners" above.

     The redemption type to be chosen by the Company and the Remarketing Underwriter on the Duration/Mode Determination Date may be one of the following as defined herein: (i) Par Redemption; (ii) Premium Redemption; or (iii) Make-Whole Redemption. "Par Redemption" means redemption at a redemption price equal to 100% of the principal amount thereof, plus accrued interest thereon, if any, to the redemption date. "Premium Redemption" means redemption at a redemption price or prices greater than 100% of the principal amount thereof, plus accrued interest thereon, if any, to the redemption date, as determined on the Duration/Mode Determination Date. "Make-Whole Redemption" means redemption at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon, if any, to the redemption date and (ii) the Make-Whole Amount (as defined below), if any, with respect to such Notes.

     "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

     "Reinvestment Rate" means .25% (twenty-five one hundredths of one percent) plus the yield on treasury securities at constant maturity under the heading "Week Ending" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "Statistical Release" means the statistical release designated "H. 15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Rate Agent, after consultation with the Company.


Certain Covenants

     Limitations on Incurrence of Debt. The Company will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum ("Adjusted Total Assets") of (without duplication) (i) the Total Assets (as defined below) of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K, or the Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

     In addition to the foregoing limitations on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Secured Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Secured Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Secured Debt of the Company and its Subsidiaries on a consolidated basis is greater than 40% of Adjusted Total Assets.

     In addition to the foregoing limitations on the Incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5x, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Company and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (ii) the repayment or retirement of any other Debt by the Company and its Subsidiaries since the first date of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period); (iii) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by the Company or its Subsidiaries of any asset or group of assets since the first day of such four quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

     Maintenance of Total Unencumbered Assets. The Company and its Subsidiaries will maintain Total Unencumbered Assets (as defined below) of not less than 200% of the aggregate outstanding principal amount of the Unsecured Debt (as defined below) of the Company and its Subsidiaries on a consolidated basis.

     As used herein:

     "Acquired Debt" means Debt of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

     "Annual Service Charge" as of any date means the maximum amount which is expensed in any 12-month period for interest on Debt of the Company and its Subsidiaries.

     "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participation or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for capital stock), warrants or options to purchase any thereof.

     "Consolidated Income Available for Debt Service" for any period means Earnings from Operations (as defined below) of the Company and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (i) interest on Debt of the Company and its Subsidiaries, (ii) provision for taxes of the Company and its Subsidiaries based on income, (iii) amortization of debt discount and deferred financing costs, (iv) provisions for gains and losses on properties and property depreciation and amortization, (v) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and (vi) amortization of deferred charges.

     "Debt" of the Company or any Subsidiary means, without duplication, any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness for borrowed money secured by any Encumbrance existing on property owned by the Company or any Subsidiary, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued (other than letters of credit issued to provide credit enhancement or support with respect to other indebtedness of the Company or any Subsidiary otherwise reflected as Debt hereunder) or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of the Company or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock, or (v) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with GAAP, to the extent, in the case of items of indebtedness under (i) through
(iii) above, that any such items (other than letters of credit) would appear as a liability on the Company's consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than the Company or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Company or any Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

     "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock or shares), (ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock, or (iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for common stock or shares), in each case on or prior to the stated maturity of the Notes.

     "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, as reflected in the financial statements of the Company and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     "Secured Debt" means Debt secured by any mortgage, lien, charge, pledge or security interest of any kind.

     "Subsidiary" means any corporation or other entity of which a majority of
(i) the voting power of the voting equity securities or (ii) the outstanding equity interests of which are owned, directly or indirectly, by the Company or one or more other Subsidiaries of the Company. For the purposes of this definition, "voting equity securities" means equity securities having vesting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

     "Total Assets" as of any date means the sum of (i) the Undepreciated Real Estate Assets and (ii) all other assets of the Company and its Subsidiaries determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money and (ii) all other assets of the Company and its Subsidiaries not subject to an Encumbrance for borrowed money determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with GAAP.

     "Unsecured Debt" means Debt which is not secured by any of the properties of the Company or any Subsidiary.

     See "Description of Debt Securities--Certain Covenants" in the Prospectus for a description of additional covenants applicable to the Company.


Merger, Consolidation, or Sale

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (i) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is a Person organized and existing under the laws of the United States or any state thereof and shall expressly assume the due and punctual payment of the principal of (and premium or Make-Whole Amount, if any) and any interest (including all Additional Amounts, if any) on all of the Notes and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture to be performed by the Company; (ii) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (iii) an Officers' Certificate and legal opinion covering such conditions shall be delivered to the Trustee.


Events of Default, Notice and Waiver

     The Indenture provides that the following events are "Events of Default" with respect to the Notes: (i) default for 30 days in the payment of any installment of interest or Additional Amount payable on any Note when due and payable; (ii) default in the payment of the principal of (or premium or Make-Whole Amount, if any) any Note when due and payable; (iii) default in the performance, or breach, of any covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities other than the Notes), which continues for 60 days after written notice as provided in the Indenture; (iv) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having an aggregate principal amount
outstanding of at least $          , whether such
indebtedness now exists or shall hereafter be incurred or created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled within a period of 30 days after written notice to the Company as provided in the Indenture; (v) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Company or any of its Subsidiaries in an aggregate amount (excluding amounts
covered by insurance) in excess of $           and such judgments, orders or
decrees remain undischarged, unstayed and unsatisfied in an aggregate amount
(excluding amounts covered by insurance) in excess of $           for a period
of 30 consecutive days; or (vi) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of either of its property.

     "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" (within the meaning of Regulation S-X, promulgated under the Securities Act) of the Company.

     See "Description of Debt Securities--Events of Default, Notice and Waiver" in the accompanying Prospectus for a description of rights, remedies and other matters relating to Events of Default.


Discharge, Defeasance and Covenant Defeasance

     The provisions of the Indenture relating to defeasance and covenant defeasance described under "Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Notes.


Book-Entry System

     The Notes will be issued in the form of single fully registered global security without coupons ("Global Note") which will be deposited with, or on behalf of, DTC, and registered in the name of DTC's nominee, Cede & Co. Except under the circumstance described below, the Notes will not be issuable in definitive form. Unless and until it is exchanged in whole or in part for the individual notes represented thereby, a Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.

     DTC has advised the Company of the following information regarding DTC:
DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that persons having accounts with DTC deposit with DTC (its "Participants"). DTC also facilitates the clearance and settlement among its Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry charges in its Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant of DTC, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

     The Company expects that, pursuant to procedures established by DTC, ownership of beneficial interests in the Notes evidenced by the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its Participants relating to beneficial ownership interests in the Notes. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Note.

     So long as DTC or its nominee is the registered owner of such Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as described below, owners of beneficial interest in Notes evidenced by a Global Note will not be entitled to have any of the individual Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of any such Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Beneficial owners of Notes evidenced by a Global Note will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the Trustee thereunder. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interests, to exercise any rights of a Holder under the Indenture. The Company understands that, under existing industry practice, if it requests any action of Holders or if an owner of a beneficial interest in a Global Note desires to give or take any action which a Holder is entitled to give or take under the Indenture, DTC would authorize the Participants holding the relevant beneficial interest to give or take such action, and such Participants would authorize beneficial owners through such Participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

     Payments of principal of, any premium or Make-Whole Amount, if any, and any interest or Additional Amount on individual Notes represented by a Global Note registered in the name of the holder of the Global Note or its nominee will be made by the Trustee to or at the direction of the holder of the Global Note or its nominee, as the case may be, as the registered owner of the Global Note under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose name Notes, including a Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium or Make-Whole Amount, if any, and interest or Additional Amount). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of relevant Participants with such payments in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by Participants to the beneficial owners of Notes will be governs by standing instructions and customary practice and will be the responsibility of DTC's Participants. Redemption notices with respect to any Notes will be sent to the holder of the Global Note. If less than all of the Notes of any series are to be redeemed, the Company expects the holder of the Global Note to determine the amount of interest of each Participant in such Notes to be redeemed to be determined by lot. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note for such Notes.

     Neither the Company nor the Trustee will be liable for any delay by the holder of a Global Note or DTC in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a Global Note or DTC for all purposes.

     If DTC is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Notes in exchange for the Global Note representing such Notes. In addition, the Company may at any time and in its sole discretion, subject to certain limitations set forth in the Indenture, determine not to have any of such Notes represented by one or more Global Notes and in such event will issue individual Notes in exchange for the Global Note or Notes representing such Debt Securities. Individual Notes so issued will be issued in denominations of $1,000 and integral multiples thereof.


Same-Day Settlement and Payment

     Settlement for the Notes will be made by the Underwriter (as defined herein) in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The following discussion deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, banks, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

     As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States Federal income taxation regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.


U.S. Holders

     Payments of Interest. The Notes will be treated as having contingent interest pursuant to Treasury Regulations governing debt instruments that provide for contingent payments (the "Contingent Payment Regulations"). Accordingly, the Company would be required to construct a projected payment schedule for the Notes, based upon the Company's current borrowing costs for comparable debt instruments of the Company, from which an estimated yield on the Notes would be calculated. A U.S. Holder would be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Notes that would be deemed to accrue at this estimated yield for each day during the U.S. Holder's taxable year on which the U.S. Holder holds the Notes. The amount of interest that would be deemed to accrue in any accrual period would equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Notes' adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest would be determined by allocating to each day in the accrual period the ratable portion of the interest that would be deemed to accrue during the accrual period. In general, for these purposes, a Note's adjusted issue price would equal the Note's issue price increased by the interest previously accrued on the Note, and reduced by all payments made on the Note. For the taxable year of the interest payment, the U.S. Holder's ordinary interest income is generally adjusted, upward or downward, as the case may be, for the difference between the amount of interest actually paid on the Notes to the U.S. Holder and the amount of ordinary interest income previously accrued into income by the U.S. Holder under the projected payment schedule with respect to such interest payment.

     Disposition of a Note. Under the Contingent Payment Regulations, upon the sale or exchange of a Note (including a sale pursuant to a tender to the Remarketing Underwriter), a U.S. Holder would be required to recognize taxable income or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder's adjusted tax basis in the Note as of the date of disposition. A U.S. Holder's adjusted tax basis in a Note generally would equal such U.S. Holder's initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder, and decreased by any payments received by the U.S. Holder. Any such taxable income generally would be treated as ordinary income. Any such taxable loss generally would be treated (i) first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the sale or exchange occurs to the extent of the amount of such includible interest, and (ii) then as an ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Note in previous taxable years. Any remaining loss in excess of the amounts described in (i) and (ii) above generally would be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Contingent Payment Regulations would be treated as original issue discount.

     Gain or Income Received by a Foreign Corporation. A foreign corporation whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business, in addition to being subject to regular U.S. income tax, may be subject to a branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty (as modified by the branch profits tax rules).


Non-U.S. Holders

     Generally, a non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium, if any, or interest on a Note, or on any gain upon disposition or retirement of a Note, if (i) such non-U.S. Holder does not own 10% or more of the shares of beneficial interest of the Company and (ii) the last United States payor in the chain of payment (the "Withholding Agent") has received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement signed by the beneficial owners of the Note under penalties of perjury certifying that such owner is not a U.S. Holder and providing the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. Interest received or gain recognized by a non-U.S. Holder which does not qualify for exemption from taxation will be subject to United States Federal income tax and withholding tax at a rate of 30% unless reduced or eliminated by applicable tax treaty. The Treasury Department is considering implementation of further certification requirements aimed at determining whether the issuer of a debt obligation is related to holders thereof.

     On April 22, 1996, the IRS issued proposed Treasury regulations that would revise the procedures for securing an exemption from the 30% United States Federal withholding tax (the "Proposed Regulations"). If adopted in final form, the Proposed Regulations generally would apply to payments made after December 31, 1997.

     The Notes will not be includible in the estate of a non-U.S. Holder unless the individual owns directly or indirectly 10% or more of the shares of beneficial interest of the Company or, at the time of such individual's death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.


Backup Withholding

     Backup withholding of United States income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a Note by (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                                 UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter") has agreed, subject to the terms and conditions set forth in the Underwriting
Agreement, to purchase the Notes from the Company at a price equal to      % of
the principal amount thereof.

     The Underwriter has advised the Company that the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices determined at the time of sale. The Underwriter may effect such transactions by selling Notes to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter and any purchasers of Notes for whom they may act as agent. The Underwriter and any dealers that participate with the Underwriter in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of Notes by them may be deemed to be underwriting compensation.

     The Notes are a new issue of securities with no established trading market. The Company does not intend to apply for listing of the Notes on a national securities exchange. The Company has been advised by the Underwriter that it intends to make a market in the Notes as permitted by applicable laws and regulations, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     Until the distribution of the Notes is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter to bid for and purchase the Notes. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

     If the Underwriter creates a short position in the Notes in connection with the offering, i.e., if it sells more of the Notes than are set forth on the cover page of this Prospectus Supplement, the Underwriter may reduce that short position by purchasing Notes in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Company has agreed to indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments the Underwriter may be required to make in respect thereof.

     In the ordinary course of their respective businesses, the Underwriter and its affiliates have engaged, and may in the future engage, in commercial banking and investment banking transactions with the Company.


                                 LEGAL MATTERS

     Certain legal matters with respect to the Notes will be passed upon for the Company by Sullivan & Worcester LLP, Boston, Massachusetts and for the Underwriters by Brown & Wood LLP, New York, New York. Sullivan & Worcester LLP and Brown & Wood LLP rely, as to all matters of Maryland law, upon the opinion of Piper & Marbury L.L.P., Baltimore, Maryland. Barry M. Portnoy was a partner in the firm of Sullivan & Worcester LLP until March 31, 1997 and is a Managing Trustee of the Company and of HPT, a director and 50% shareholder of the Advisor and a director and/or significant shareholder of certain lessees of the Company. Sullivan & Worcester LLP represents the Advisor, such lessees and certain of their affiliates on various matters.


                                    EXPERTS

     The respective consolidated financial statements of the Company and Government Property Investors, Inc. included in the Company's Current Report on Form 8-K dated February 17, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such report on the consolidated financial statements of the Company, as to the year 1996, is based in part on the report of Arthur Andersen LLP, independent public accountants. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The consolidated financial statements of Marriott International, Inc. incorporated by reference in this Prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     In addition to the documents incorporated by reference or deemed incorporated by reference into the accompanying Prospectus, which Prospectus is supplemented by this Prospectus Supplement, the following documents, which have been filed with the Commission pursuant to the Exchange Act, are hereby incorporated in this Prospectus Supplement and specifically made a part hereof by reference: (i) the Company's Current Report on Form 8-K dated June 23, 1997 and (ii) the consolidated financial statements of Marriott, Commission File No. 1-12188, at and for the fiscal quarter ended March 28, 1997 incorporated hereby by reference from Marriott's Quarterly Report on Form 10-Q for the quarter ended March 28, 1997. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Shares offered by the Company shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

     The Company will provide without charge to each person to whom this Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus Supplement (excluding exhibits unless such exhibits are specifically requested or such exhibits are specifically incorporated by reference into the information that this Prospectus Supplement incorporates). Requests for such copies should be made to the Company at its principal executive offices, 400 Centre Street, Newton, MA 02158, Attention:
Investor Relations, telephone (617) 332-3990.

                          FORWARD LOOKING STATEMENTS

     THIS PROSPECTUS SUPPLEMENT CONTAINS FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED OR PROJECTED. PROSPECTIVE PURCHASERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLISH REVISED FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF PRESENTLY UNANTICIPATED EVENTS.

                         ---------------------------

     THE AMENDED AND RESTATED DECLARATION OF TRUST ESTABLISHING THE COMPANY, DATED JULY 1, 1994, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS THERETO (THE "DECLARATION"), IS DULY FILED IN THE OFFICE OF THE DEPARTMENT OF ASSESSMENTS AND TAXATION OF THE STATE OF MARYLAND, PROVIDES THAT THE NAME "HEALTH AND RETIREMENT PROPERTIES TRUST" REFERS TO THE TRUSTEES UNDER THE DECLARATION COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF THE COMPANY SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, THE COMPANY. ALL PERSONS DEALING WITH THE COMPANY, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF THE COMPANY FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

                     Health and Retirement Properties Trust

                Unaudited Adjusted Pro Forma Financial Statements

     The following unaudited adjusted pro forma balance sheet at March 31, 1997 and unaudited adjusted pro forma statements of income for the year ended December 31, 1996 and the three months ended March 31, 1997 are intended to present the financial position and results of operations of the Company as if the transactions described in the accompanying Notes were consummated on January 1, 1996 and January 1, 1997, respectively. These unaudited adjusted pro forma financial statements include adjustments for the results of certain properties which were acquired or were being developed during 1996 and 1997. No assurance can be given that these adjusted pro forma financial statements reflect the financial results which would have been realized if the development of these properties was completed as of December 31, 1996 or January 1, 1996. These unaudited adjusted pro forma financial statements are not necessarily indicative of the expected financial position or results of operations of the Company for any future period. Differences would result from, among other considerations, future changes in the Company's portfolio of investments, changes in interest rates, changes in the capital structure of the Company, delays in the acquisition of certain properties and changes in property level operating expenses.

                     Health and Retirement Properties Trust

                   Unaudited Adjusted Pro Forma Balance Sheet
                             (dollars in thousands)



                                                                                                           Adjusted
                                                                                                           Pro forma
                                                            March 31,                                      March 31,
                                                              1997                   Adjustments             1997
                                                          ---------------      ----------------------    ---------------
                         ASSETS
 Real estate properties, at cost:
   Land   .............................................    $   168,064              $  22,566             $   190,630
   Buildings and improvements  ........................      1,235,293                203,098               1,438,391
                                                           -----------              ------------          -----------
                                                             1,403,357                225,664(A,C)          1,629,021
   Less accumulated depreciation  .....................         83,439                     --                  83,439
                                                           -----------              ------------          -----------
                                                             1,319,918                225,664               1,545,582
 Real estate mortgages receivable    ..................        146,508                     --                 146,508
 Investment in HPT    .................................        102,958                     --                 102,958
 Cash and cash equivalents  ...........................         81,296                (75,880)(A,B,C)           5,416
 Interest and rent receivables    .....................         16,933                     --                  16,933
 Deferred interest and finance costs, net and other
  assets  .............................................         11,764                     43(B)               11,807
                                                           -----------              ------------          -----------
                                                           $ 1,679,377              $ 149,827             $ 1,829,204
                                                           ===========              ============          ===========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
 Bank notes payable   .................................    $        --              $ 120,000(A,B)        $   120,000
 Mortgage debt payable   ..............................         27,588                     --                  27,588
 Senior notes payable, net  ...........................        124,446                 25,554(B)              150,000
 Convertible subordinated debentures    ...............        211,723                     --                 211,723
 Accounts payable and accrued expenses  ...............         32,212                     --                  32,212
 Security deposits    .................................          6,111                     --                   6,111
 Due to affiliates    .................................            916                     --                     916
 Dividend payable  ....................................         35,532                     --                  35,532
 Shareholders' equity:
  Preferred shares, par value $.01 per share;
    50,000,000 shares authorized; none issued .........             --                     --                      --
  Common shares of beneficial interest, par value
    $.01 per share; 125,000,000 shares authorized
    and pro forma; 98,700,975 and 98,990,303
    shares issued and outstanding and pro forma  ......            987                      3(A,C)                990
  Additional paid-in capital   ........................      1,368,275                  5,531(A,C)          1,373,806
  Cumulative net income  ..............................        325,697                 (1,261)(B)             324,436
  Dividends paid   ....................................       (454,110)                    --                (454,110)
                                                           -----------              ------------          -----------
     Total shareholders' equity   .....................      1,240,849                  4,273               1,245,122
                                                           -----------              ------------          -----------
                                                           $ 1,679,377              $ 149,827             $ 1,829,204
                                                           ===========              ============          ===========

See accompanying notes.

                     Health and Retirement Properties Trust


                Unaudited Adjusted Pro Forma Statement of Income
                 (amounts in thousands, except per share data)




                                                                                                          Adjusted
                                                                Historical                               Pro forma
                                                               Quarter Ended                            Quarter Ended
                                                               March 31, 1997        Adjustments        March 31, 1997
                                                               ----------------   ------------------    ---------------
 Revenues:
   Rental income  ..........................................       $30,679             $ 19,496(D)        $  50,175
   Interest income   .......................................         5,205                   --               5,205
                                                                   --------            -----------        ---------
     Total revenues  .......................................        35,884               19,496              55,380
                                                                   --------            -----------        ---------
 Expenses:
   Interest    .............................................         7,848                  840(D,E)          8,688
   Operating expenses   ....................................         2,067                4,912(D)            6,979
   Depreciation and amortization    ........................         6,955                3,008(D)            9,963
   General and administrative    ...........................         1,871                  739(D)            2,610
                                                                   --------            -----------        ---------
     Total expenses  .......................................        18,741                9,499              28,240
                                                                   --------            -----------        ---------
 Income before equity income and extraordinary item   ......        17,143                9,997              27,140
 HPT equity income   .......................................         2,256                   --               2,256
                                                                   --------            -----------        ---------
 Income before extraordinary item   ........................        19,399                9,997              29,396
 Extraordinary item (early extinguishment of debt)    ......            --               (1,261)(E)          (1,261)
                                                                   --------            -----------        ---------
 Net income    .............................................        19,399                8,736              28,135
 Add interest expense related to convertible bonds    ......         3,929                   --               3,929
                                                                   --------            -----------        ---------
 Fully diluted net income  .................................       $23,328             $  8,736           $  32,064
                                                                   ========            ===========        =========
 Funds from operations  ....................................       $27,030             $ 13,004           $  40,034
                                                                   ========            ===========        =========
 Fully diluted FFO   .......................................       $30,959             $ 13,004           $  43,963
                                                                   ========            ===========        =========
 Average Shares outstanding   ..............................        71,905               27,085(D)           98,990
                                                                   ========            ===========        =========
 Fully diluted average Shares outstanding    ...............        83,667               26,690(D)          110,752
                                                                   ========            ===========        =========
 Per Share data:
 Net income    .............................................       $  0.27                                $    0.28
 Net income--fully diluted    ..............................          0.28                                     0.29
 FFO--primary  .............................................          0.38                                     0.40
 FFO--fully diluted  .......................................          0.37                                     0.40

See accompanying notes.

                     Health and Retirement Properties Trust

                Unaudited Adjusted Pro Forma Statement of Income
                  (amounts in thousands, except per share data)




                                                                                                   Adjusted
                                                               Historical                          Pro forma
                                                               Year Ended                          Year Ended
                                                                 1996            Adjustments         1996
                                                               ------------   -----------------    -----------
    Revenues:
   Rental income  ..........................................    $ 98,039          $ 101,846(F)     $199,885
   Interest income   .......................................      22,144                384          22,528
                                                                --------          ------------     ---------
     Total revenues  .......................................     120,183            102,230         222,413
                                                                --------          ------------     ---------
    Expenses:
   Interest    .............................................      22,545             14,595(F,G)     37,140
   Operating expenses   ....................................       3,776             20,937(F)       24,713
   Depreciation and amortization    ........................      22,106             16,990(F)       39,096
   General and administrative    ...........................       7,055              4,028(F)       11,083
                                                                --------          ------------     ---------
     Total expenses  .......................................      55,482             56,550         112,032
                                                                --------          ------------     ---------
 Income before equity income and extraordinary item   ......      64,701             45,680         110,381
 HPT equity income   .......................................       8,860                 --           8,860
 Gain on HPT equity transaction  ...........................       3,603                 --           3,603
                                                                --------          ------------     ---------
 Income before extraordinary item   ........................      77,164             45,680         122,844
 Extraordinary item (early extinguishment of debt)    ......      (3,910)                --          (3,910)
                                                                --------          ------------     ---------
 Net income    .............................................      73,254             45,680         118,934
 Add interest expense related to convertible bonds    ......       4,159             12,477(H)       16,636
                                                                --------          ------------     ---------
 Fully diluted net income  .................................    $ 77,413          $  58,157        $ 135,570
                                                                ========          ============     =========
 Funds from operations  ....................................    $ 99,106          $  62,638        $ 161,744
                                                                ========          ============     =========
 Fully diluted FFO   .......................................    $103,265          $  75,115        $ 178,380
                                                                ========          ============     =========
 Average Shares outstanding   ..............................      66,255             31,810(I)        98,065
                                                                ========          ============     =========
 Fully diluted average Shares outstanding    ...............      69,124             41,596(I)       110,720
                                                                ========          ============     =========
 Per Share data:
 Net income    .............................................    $   1.11                           $    1.21
 Net income--fully diluted    ..............................        1.12                                1.22
 FFO--primary  .............................................        1.50                                1.65
 FFO--fully diluted  .......................................        1.49                                1.61

See accompanying notes.

                     Health and Retirement Properties Trust

           Notes to Unaudited Adjusted Pro Forma Financial Statements

                             (dollars in thousands)


Balance Sheet Adjustments at March 31, 1997

A. Represents the acquisition of 24 medical office buildings and ancillary structures, a 200 unit retirement housing property and the acquisition of a government office property during the second quarter of 1997, with cash on hand, draws on the Company's revolving credit facility and the issuance of shares of the Company.

B. Represents proceeds from the issuance of the Remarketed Reset Notes due 2007 in the amount of $150,000, net of repayments under the bank credit facility of $25,000, repayment in full of the senior notes payable of $125,000 and the write-off of associated deferred financing fees as a result of this assumed transaction.

C. In connection with the government office properties acquisition, the Company expects to complete or purchase three properties currently under construction and to complete the acquisition of one additional property by September 30, 1997 for cash and shares of the Company.


Statement of Income Adjustments for the Quarter Ended March 31, 1997

D. Represents the increase in rental income, interest expense, operating expenses, depreciation and amortization expense and general and administrative expense arising from the Company's acquisition of the government office properties and assumption of associated debt, the acquisition of 24 medical office buildings and ancillary structures, the acquisition of a 200 unit retirement housing property and Note C above as well as the use of the Company's revolving credit facility and the issuance of shares of the Company to fund these acquisitions.

E. Represents the net decrease in interest expense which would have resulted from the issuance of the Remarketed Reset Notes to fund previous borrowings which had been used to fund the acquisitions discussed in note D above and the decrease in amortization expense resulting from the write-off of deferred financing costs associated with the senior notes payable.


Statement of Income Adjustments for the Year Ended December 31, 1996

F. Represents the increase in rental income, operating expenses, depreciation and amortization expense and general and administrative expense arising from the Company's acquisitions completed during 1996, 1997 and Note C above including the government office properties acquisition, assuming the contractual rents were in effect since January 1, 1996. Property level expense adjustments represent the annualized historical operating expenses for gross leased properties acquired. Depreciation expense adjustments assume an average building life of 40 years. Also assumes a reduction in interest income from the use of cash on hand to fund, in part, these acquisitions.

G. Represents the reduction of interest expense arising from the Company's issuance of its shares pursuant to a common stock offering in March 1997 proceeds of which were, in part, used to repay amounts then outstanding on the Company's revolving credit facility and reductions in the current balance of the Company's revolving credit facility and the repayment of the senior notes payable with the use of proceeds from this assumed transaction.

H. Represents interest expense and amortization of deferred financing costs related to the Company's subordinated convertible debentures.

I. Represents the impact of the March 1997 common stock offering of the Company, common shares issued by the Company pursuant to the government office properties acquisition as well as the impact of the subordinated convertible debentures issued by the Company.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

================================================================================

  No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this Prospectus Supplement or the Prospectus in connection with the offering made by this Prospectus Supplement and the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus Supplement and the Prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, by anyone in any jurisdiction in which such offer to sell or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date as of which information is furnished.

                       ---------------------------------

                              TABLE OF CONTENTS

                                                     Page
                                                     ----
             Prospectus Supplement
Prospectus Supplement Summary  ..................     S-3
Recent Developments   ...........................     S-8
Capitalization  .................................     S-11
Use of Proceeds .................................     S-11
The Company  ....................................     S-12
Investment Policy  ..............................     S-14
Financing Policy   ..............................     S-14
Lease Expiration and Mortgage Maturities   ......     S-15
The Lessees and Mortgagors  .....................     S-16
Management   ....................................     S-18
Description of the Notes    .....................     S-19
Certain Federal Income Tax Considerations   .....     S-30
Underwriting ....................................     S-32
Legal Matters   .................................     S-32
Experts   .......................................     S-32
Incorporation of Certain Information by
  Reference  ....................................     S-33
Forward Looking Statements  .....................     S-34
Unaudited Adjusted Pro Forma Financial
  Statements    .................................      F-1

               Prospectus
Available Information ...........................      (ii)
Incorporation of Certain Documents by
  Reference  ....................................      (ii)
The Company  ....................................        1
Use of Proceeds .................................        1
Ratio of Earnings to Fixed Charges   ............        1
Description of Debt Securities ..................        1
Description of Shares ...........................       10
Description of Preferred Shares   ...............       11
Description of Depositary Shares  ...............       17
Description of Warrants  ........................       19
Description of Convertible Subordinated
  Debentures    .................................       20
Limitation of Liability; Shareholder Liability          20
Redemption; Business Combinations and
  Control Share Acquisitions   ..................       21
Plan of Distribution  ...........................       24
Legal Matters   .................................       25
Experts   .......................................       25



                                  $150,000,000


                             Health and Retirement
                                Properties Trust


                             Remarketed Reset Notes
                                 due July 2007


                                  ------------

                             PROSPECTUS SUPPLEMENT

                                  ------------


                              Merrill Lynch & Co.



                                  July  , 1997


================================================================================